UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

TITAN MACHINERY INC.
(Name of Issuer)
Common Stock, $0.00001 par value
(Title of Class of Securities)
88830R101
(CUSIP Number)
December 31, 2018
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88830R101			13G
1.	Names of Reporting Persons
David J. Meyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
** Joint Filing

3.	SEC Use Only

4.	Citizenship or Place of Organization
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	Sole Voting Power
662,864

		6.	Shared Voting Power
2,200,000

		7.	Sole Dispositive Power
662,864

		8.	Shared Dispositive Power
2,200,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,862,864

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.9% (1)

12.	TYPE OF REPORTING PERSON (See Instructions)
IN
(1) The percentage is based upon 22,218,188 shares of Common Stock (as defined below) outstanding as of November 30, 2018, as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2018, as filed with the Securities and Exchange Commission on December 6, 2018.

CUSIP No. 88830R101			13G
1.	Names of Reporting Persons
Meyer Family Investment Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
** Joint Filing

3.	SEC Use Only

4.	Citizenship or Place of Organization
North Dakota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	Sole Voting Power
2,200,000

		6.	Shared Voting Power
0

		7.	Sole Dispositive Power
2,200,000

		8.	Shared Dispositive Power
0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,200,000

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9% (1)

12.	TYPE OF REPORTING PERSON (See Instructions)
PN
(1) The percentage is based upon 22,218,188 shares of Common Stock outstanding as of November 30, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2018, as filed with the Securities and Exchange Commission on December 6, 2018.

Item 1.
	(a)	Name of Issuer Titan Machinery Inc. (the "Issuer")
	(b)	Address of Issuer’s Principal Executive Offices 644 East Beaton Drive; West Fargo, ND 58078

Item 2.
(a)
Name of Person Filing
This Schedule 13G is being filed jointly by David J. Meyer and Meyer Family Investment Limited Partnership (each a "Reporting Person") pursuant to a Joint Filing Agreement incorporated by reference herein.

	(b)	Address of Principal Business Office or, if none, Residence 644 East Beaton Drive; West Fargo, ND 58078
	(c)	Citizenship See response to row 4 on each of the cover pages.
	(d)	Title of Class of Securities Common Stock, $0.00001 par value ("Common Stock")
	(e)	CUSIP Number 88830R101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership
The information set forth in rows 5 through 9 and row 11 on each of the cover pages for each of the Reporting Persons is incorporated by reference.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2019	/s/David J. Meyer

Dated: February 8, 2019	MEYER FAMILY INVESTMENT LIMITED PARTNERSHIP

By: /s/David J. Meyer
Its: General Partner

LIST OF EXHIBITS

Exhibit No.	Description
1	Joint Filing Agreement dated February 5, 2013 between the Reporting Persons.*

*Incorporated by reference to the Joint Filing Agreement dated February 5, 2013, between the Reporting Persons, which was previously filed with the Securities and Exchange Commission as Exhibit 1 to Amendment No. 5 to the Schedule 13G filed by David J. Meyer and Meyer Family Investment Limited Partnership on February 5, 2013.